                                              Filed by divine, inc.
                                              Pursuant to Rule 425 under
                                              the Securities Act of 1933
                                              (Commission File No. 000-30043)
                                              Subject Companies:
                                              Open Market, Inc. and
                                              divine, inc.

DIVINE                            NEWS RELEASE

www.divine.com                                               : DVIN
--------------

DIVINE                                                                                       OPEN MARKET
INVESTORS:                       MEDIA INQUIRIES:              INTERNATIONAL:                MEDIA INQUIRIES:
Brenda Lee Johnson               Susan Burke/Anne Schmitt      Chris Blaik                   Kathi Piercey
Direct: 773.394.6873             Direct: 773.394.6746/ 6827     +44 0 20 7070 9520           Direct: 781.359.7915
brenda.johnson@divine.com        susan.burke@divine.com        chris.blaik@divine.com        kpiercey@openmarket.com
                                 anne.schmitt@divine.com

FOR IMMEDIATE RELEASE

DIVINE SIGNS DEFINITIVE AGREEMENT TO ACQUIRE OPEN MARKET

 ACQUISITION TO PROVIDE J2EE CONTENT MANAGEMENT AND DELIVERY INFRASTRUCTURE FOR
    INTEGRATING AND ENHANCING DIVINE'S SUITE OF CONTENT-DRIVEN APPLICATIONS

CHICAGO - AUGUST 16, 2001 - DIVINE, INC., (NASDAQ: DVIN), divine, inc., a premier provider of services, technology and managed applications that extend the enterprise through collaboration, interaction and knowledge solutions, and Open Market, Inc. (Nasdaq: OMKT), a provider of content-driven e-business solutions that enable enterprises to better manage interactions with their site visitors, customers, employees and channels, today announced that they have signed a definitive agreement for divine's acquisition of Open Market in a stock-for-stock merger. Under the terms of the merger agreement, divine will acquire all of the outstanding shares of Open Market common and preferred stock in exchange for approximately 44,285,000 shares of divine Class A common stock. Based upon divine's closing price on August 14, 2001, the transaction would have an aggregate value of approximately $59.3 million. Open Market stockholders are expected to receive between approximately 0.8230 and 0.8598 shares of divine Class A common stock in exchange for each share of Open Market common stock.

The acquisition is expected to strengthen and expand divine's enterprise solutions set with Open Market's award-winning Java(TM)2 Enterprise Edition
(J2EE) based content management and delivery platform and applications. Open Market's enterprise-class J2EE infrastructure will enable the seamless integration of divine's current suite of content-driven e-business applications, as well as support the development and deployment of future applications.

Open Market's highly ranked technology will also provide a scalable, reliable, high-performance environment for deploying applications that address a range of information-rich e-business initiatives such as portals, marketing campaigns, B2B catalogs, and publications, all from a single, cost-effective platform. Open Market's solutions have been licensed by more than 300 customers in 43 countries to manage and deliver enterprise content for industries such as financial services, media and publishing, and manufacturing.

 "With its leading, standards-based technology, roster of very talented people and strong international operations, Open Market represents a key acquisition for divine," said divine Chairman and Chief Executive Officer Andrew "Flip" Filipowski. "Today's businesses are deploying technologies and solutions to extend their reach beyond the traditional walls of their enterprise. The acquisition of Open Market provides a critical platform component for our combined interaction, collaboration and knowledge solutions. Ultimately, our customers will be able to manage and leverage an entire range of knowledge and content assets that drive effective and profitable interactions with their customers, employees and partners."

Open Market's Content Server(TM) Enterprise Edition includes products for content management, personalization, catalog management, marketing, business systems integration, and high performance dynamic content delivery. Its products acquire content throughout the enterprise, manage that information through approval and workflow processes, and then disseminate it in personalized delivery formats through a broad range of e-business Web sites, as well as wireless devices, personal digital assistants and e-mail. Its Java and XML standards-based architecture is built directly on the industry's three leading J2EE application servers from IBM, BEA, and iPlanet, providing scalability, reliability, and high performance.

"divine shares our belief in the importance of enterprise content as a strategic business asset, and recognizes the many challenges and opportunities involved with effectively managing this information," said Harland LaVigne, chairman, president and CEO of Open Market. "We see a tremendous opportunity to combine our technology offerings and leverage divine's technology, sales, and services expertise to help our customers efficiently manage and deliver all of their content resources to reduce costs and strengthen customer loyalty."

Added Ron Bienvenu, president of divine Enterprise Portal Solutions:
"Corporations generate, consume and distribute unprecedented amounts of information. Efficiently and cost-effectively managing the flow of information and delivering it to key internal and external audiences with a measurable ROI remains an elusive goal for most organizations. The acquisition of Open Market, when combined with the portal, content procurement, interaction, and collaboration technologies and services of divine, represents a compelling value for our customers. We expect that divine will emerge as a provider of an end-to-end solution for seamless and efficient content management and delivery, helping companies get a real return on their information investments."

The Board of Directors of each company has approved the transaction and recommended it to their respective stockholders. The transaction also is subject to customary approvals, including by Open Market's stockholders and, to the extent required, divine's stockholders. The transaction is expected to close during the fourth quarter of 2001.

In connection with the merger agreement, divine and Open Market entered into a secured credit facility providing Open Market $5 million immediately and the ability to draw additional amounts pending completion of the merger, and, as discussed in a separate Open Market press release, Open Market revised certain terms of its outstanding Series E Preferred Stock.

Burlington, Mass.-based Open Market reported Fiscal Year 2000 revenue of $89.0 million, approximately 40 percent of which derived from international sales. Open Market has international offices in the U.K., Australia, Canada, France, Germany, Italy, Japan, The Netherlands and Singapore.

divine and Open Market also signed a reseller agreement that enables the divine sales force to immediately begin selling Open Market products.

divine Chairman and CEO Flip Filipowski and Harland LaVigne, chairman, president and CEO of Open Market, will participate in a conference call for reporters and analysts at 1 p.m. Central on August 16, 2001. To participate, call
888.790.1772. The passcode is "DIVINE."

ABOUT DIVINE, INC.

divine, inc., (Nasdaq: DVIN) is a premier provider of services, technology and managed applications that extend the enterprise through collaboration, interaction and knowledge solutions. These solutions increase operational efficiency, create business opportunities, advance brands, and build customer loyalty by enabling businesses to create meaningful interaction and collaboration within their markets and business communities, manage internal and external knowledge resources, and deploy cutting-edge technologies that are fully integrated with core business systems.

Founded in 1999, divine focuses on Global 2000 and high-growth middle market firms, government agencies, and educational institutions, and currently serves over 500 customers. For more information, visit the company's web site at WWW.DIVINE.COM.

ABOUT OPEN MARKET, INC.

Open Market, Inc. (Nasdaq: OMKT) makes content-driven e-business solutions that enable enterprises to better manage interactions with their site visitors, customers, employees, and channels. Leveraging the new Java(TM) 2 Platform Enterprise Edition (J2EE(TM)) standard, the Company's software products are built with Java, JSP and XML and are layered on top of popular application servers like the BEA WebLogic Server, the IBM WebSphere Application Server and the iPlanet Application Server. Open Market's roster of global customers includes publishers and media companies like The McGraw-Hill Companies, The Washington Post, and The New York Times Company; financial services companies like J.P. Morgan Chase, GE Capital and The Hartford Financial Services Group; and manufacturers like 3Com, BASF and Milacron. The company, headquartered in Burlington, Mass., has customers in 43 countries. Open Market's international head office is in the U.K. with additional offices in Australia, Canada, France, Germany, Italy, Japan, The Netherlands and Singapore. Open Market can be reached by calling 1-888-OPEN-MKT (toll-free) or 1-781-359-3000 in the U.S. or +44-1753-838-000 in the U.K. or by visiting http://www.openmarket.com.

                                      # # #

(C)2001 DIVINE, INC. DIVINE IS A TRADEMARK OF DIVINE, INC. OPEN MARKET, CATALOG CENTRE, CONTENT CENTRE, CONTENT SERVER, INTEGRATION CENTRE, MARKETING STUDIO, PERSONALIZATION CENTRE, SATELLITE SERVER, SHOPSITE, TRANSACT, AND FUTURETENSE ARE TRADEMARKS OR REGISTERED TRADEMARKS OF OPEN MARKET, INC. IN THE UNITED STATES AND OTHER COUNTRIES.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE OPEN MARKET MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at HTTP://WW.SEC.GOV. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

divine, inc. and Open Market, Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Open Market with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001, and information regarding Open Market's directors and executive officers is included in Open Market's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001. Additional information regarding both companies will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

IMPORTANT NOTICE

The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close due to the failure to obtain regulatory or other approvals; failure of the Open Market, Inc. stockholders and, if their consent is required, failure of the divine stockholders to approve the transaction; the risk that the Open Market, Inc. business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Open Market's vendor and strategic partner relationships and retain key employees; increasing competition from other providers of software solutions and professional services; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their most recent respective businesses can be found in their most respective Forms 10-K and 10-Q filed with the SEC.